UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 333-286715

SAYONA MINING LIMITED
(Translation of registrant’s name into English)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Sayona Merger and Timetable Update

Sayona Mining Limited (“Sayona” or “Company”) (ASX:SYA; OTCQB:SYAXF) advises that further to the Company’s announcement of 23 July 2025 and Piedmont Lithium Inc. (Piedmont)’s announcement of 1 August 2025, the indicative timetable for the Merger and Conditional Placement has been revised.

On 1 August 2025, Piedmont announced an adjournment of its 2025 Special Meeting of Stockholders (Piedmont Special Meeting) until Monday, 11 August 2025 at 11 a.m. Eastern Time (Adjourned Special Meeting).

The reason for this adjournment was that the number of shares of Piedmont common stock that were present at the Piedmont Special Meeting (either virtually or represented by proxy), as of the original scheduled time of the Piedmont Special Meeting on Thursday, 31 July 2025 at 11 a.m. Eastern Time (ET), fell short of the majority of shares of common stock outstanding and entitled to vote required to reach a quorum (as greater than 50% of the outstanding shares are needed for the proposal to approve the Merger to pass).

While those Piedmont shareholders who have voted have voted overwhelmingly in support of the Merger (with over 97% of the votes cast being in favour of the Merger), the number of shares present, either virtually or represented by proxy (41.52% of the shares of Piedmont common stock outstanding and entitled to vote as of the record date of the Piedmont Special Meeting), has not been sufficient to achieve a quorum. For this sole reason, Piedmont has adjourned its Special Meeting to provide its stockholders (including its Australian CDI holders) with additional time to vote their shares and achieve the required quorum.

Subject to Piedmont stockholders approving the Merger at the Adjourned Special Meeting and all other conditions precedent to the Merger being satisfied or waived (if capable of being waived), the revised timetable for the Merger and Conditional Placement is set out below.

Revised Merger and Conditional Placement Timetable

Event	Time and date	Status
Sayona EGM	10:30am (AEST), 31 July 2025	Completed – all resolutions carried
Piedmont Lithium Special Meeting	11:00am (ET), 31 July 2025	Adjourned
Piedmont Lithium Adjourned Special Meeting	11:00am (ET), 11 August 2025	Pending
Completion of the Merger	19 August 2025	Pending
Date for issue of the Conditional Placement Shares to RCF	22 August 2025	Pending

Following approval of the Share Consolidation at the Company’s Extraordinary General Meeting on 31 July 2025, the Share Consolidation timetable announced to the ASX on 23 July 2025 remains unchanged and is intended to proceed as planned.

Please note:
•
The revised timetables above assume that the Merger proposal is approved by Piedmont stockholders at the Adjourned Special Meeting and all other conditions precedent to the Merger are satisfied or waived (if capable of being waived).

•	All times and dates in the above timetable are references to the time and date in Australian Eastern Standard Time, unless otherwise indicated, and all such times and dates are subject to change.
•	Capitalised terms in this announcement that are not otherwise defined have the meaning given to them in the Notice of Meeting and Explanatory Memorandum.

Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058 ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978	sayonamining.com.au

Additional Information and Where to Find It

In connection with the proposed transaction, Sayona has filed with the SEC a registration statement on Form F-4, which includes a prospectus of Sayona. The registration statement was declared effective by the SEC on June 20, 2025. Sayona may also file other relevant documents with the SEC regarding the proposed transaction.  No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED (IF AND WHEN THEY BECOME AVAILABLE) WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN (IN THE CASE OF OTHER DOCUMENTS THAT MAY BE FILED) IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and shareholders are and will be (in the case of documents that may be filed) able to obtain free copies of these documents and other documents containing important information about Piedmont and Sayona, as well as any amendments or supplements to these documents, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Sayona are and will be (in the case of documents that may be filed) available free of charge on Sayona’s website at sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058.  Copies of the documents filed with the SEC by Piedmont are and will be (in the case of documents that may be filed) available free of charge on Piedmont’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2024 Annual Report on Form 10-K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement/prospectus and is or may be included in other relevant materials filed or that may be filed with the SEC and applicable securities regulators in Australia, in the case of other relevant materials that may be filed, if and when they become available.

Announcement authorised for release by Sayona’s Board of Directors.

For more information, please contact:

Andrew Barber
Director of Investor Relations

Ph: +617 3369 7058
Email: ir@sayonamining.com.au

For more information, please visit us at www.sayonamining.com.au

2	Sayona Mining Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAYONA MINING LIMITED

Date: August 5, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel